Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts”, and to the incorporation by reference in the following Registration Statements:

1.	Registration Statement on Form S-8 no. 333-272171
2.	Registration Statement on Form F-10 no. 333-271236

of Orla Mining Ltd. (the “Company”) and the use herein of our reports dated March 18, 2025, with respect to the consolidated balance sheets as of December 31, 2024 and 2023 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2024 included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Vancouver, Canada
March 18, 2025